FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending December 2011

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
--

The Administrators of the GlaxoSmithKline Performance Share Plan (the "Plan") notified the Company and the under-mentioned persons on 21 December 2011 of an error in the market price of Ordinary shares which was used to calculate the notional number of shares received under the dividend reinvestment element of the Plan, in respect of dividends paid on 7 April 2011. The market price of Ordinary shares should have read 1216.50 pence rather than £12.22, and the participants' increased interests in Ordinary shares have been amended and the correct interests are set out below.

Given the cumulative nature of the dividend reinvestment, the correction in respect of the payment made on 7 April 2011 also had a minor impact on the calculation of the dividends reinvested for the affected Plan participants in respect of the dividend payments made on 7 July 2011 and 6 October 2011.

Amendments are identified with an asterisk (*).

Save as disclosed above, all other details remain unchanged. The full amended text is shown below.

Notification of Transactions of Directors, Persons Discharging
Managerial Responsibility or Connected Persons

The Administrators of the GlaxoSmithKline Performance Share Plan notified the Company and the under-mentioned persons on 12 April 2011 of an increase in their notional interests in Ordinary shares at a price of 1216.50 pence* per share and ADRs at a price of $39.96 per ADR following the notional re-investment of the dividend paid to shareholders on 7 April 2011.

	Ordinary shares	ADRs
Mr A P Witty	14,654.300*
Dr M M Slaoui		3,232.51
Mr S M Bicknell	1,100.996*
Mr J M Clarke	3,315.717*
Mrs D P Connelly		2,284.17
Mr M Dunoyer	1,585.952*
Mr E J Gray	2,387.414*
Mr S A Hussain	3,280.149*
Mr W C Louv		997.91
Dr D Pulman		1,589.94
Mr D S Redfern	1,331.022*
Mr J R Stéphenne	1,976.996*
Ms C Thomas	1,958.903*
Mr D E Troy		2,071.71
Dr P J T Vallance	1,219.257*
Mrs V A Whyte	101.106*

The notional dividends accrued will be paid out in proportion to the percentage of participants' Performance Share Plan holdings that vest following the end of the relevant three year measurement period.

This notification relates to transactions notified in accordance with Disclosure and Transparency Rules 3.1.4R(1)(a).

V A Whyte
Company Secretary

12 April 2011

Notification of Transactions of Directors, Persons Discharging
Managerial Responsibility or Connected Persons

The Administrators of the GlaxoSmithKline Performance Share Plan notified the Company and the under-mentioned persons on 12 July 2011 of an increase in their notional interests in Ordinary shares at a price of 1366.50 pence per Ordinary share and ADRs at a price of $43.91 per ADR following the notional re-investment of the dividend paid to shareholders on 7 July 2011.

The notional dividends accrued will be paid out in proportion to the percentage of participants' Performance Share Plan holdings that vest following the end of the relevant three year measurement period.

	Ordinary shares	ADRs
Mr A P Witty	16,127.194*
Dr M M Slaoui		4,323.445
Mr S M Bicknell	1,434.634*
Mr J M Clarke	4,015.431*
Mrs D P Connelly		2,544.286
Mr M Dunoyer	1,887.492*
Mr E J Gray	3,030.337*
Mr S A Hussain	3,962.111*
Mr W C Louv		1,304.354
Dr D Pulman		1,954.980
Mr D S Redfern	1,848.325*
Mr J R Stéphenne	2,322.380*
Ms C Thomas	2,664.317*
Mr P C Thomson	215.143*
Mr D E Troy		2,580.684
Dr P J T Vallance	2,618.026*
Ms E Walmsley	1,557.625*
Mrs V A Whyte	215.143*

Notification of Transactions of Directors, Persons Discharging
Managerial Responsibility or Connected Persons

The Administrators of the GlaxoSmithKline Performance Share Plan notified the Company and the under-mentioned persons on 11 October 2011 of an increase in their notional interests in Ordinary shares at a price of 1365 pence per Ordinary share and ADRs at a price of $42.37 per ADR following the notional re-investment of the dividend paid to shareholders on 6 October 2011.

	Ordinary shares	ADRs
Mr A P Witty	16,333.952*
Dr M M Slaoui		4,489.084
Mr S M Bicknell	1,453.027*
Mr J M Clarke	4,066.911*
Mrs D P Connelly		2,641.762
Mr M Dunoyer	1,911.691*
Mr E J Gray	3,069.188*
Mr S A Hussain	4,012.908*
Mr W C Louv		1,354.326
Dr D Pulman		2,029.879
Mr D S Redfern	1,872.021*
Mr J R Stéphenne	2,352.155*
Ms C Thomas	2,698.475*
Mr P C Thomson	217.901*
Mr D E Troy		2,679.555
Dr P J T Vallance	2,651.590*
Ms E Walmsley	1,577.595*
Mrs V A Whyte	217.901*

The notional dividends accrued will be paid out in proportion to the percentage of participants' Performance Share Plan holdings that vest following the end of the relevant three year measurement period.

This notification relates to transactions notified in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a).

V A Whyte
Company Secretary

11 October 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: December 22, 2011

By: VICTORIA WHYTE
------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc